SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 03 February 2012

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

3 February 2012

BT GROUP PLC

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2011

BT Group plc (BT.L) today announces its results for the third quarter and nine months to 31 December 2011.

Third quarter and nine months results:

		Third quarter to 31 December 2011		Nine months to 31 December 2011
		£m	Change	£m	Change
Revenue1		4,774	(5)%	14,432	(4)%
Underlying revenue excluding transit			(3.0)%		(1.8)%
EBITDA1		1,524	3%	4,455	3%
Profit before tax	- adjusted1	628	18%	1,731	18%
	- reported	652	48%	1,721	41%
Earnings per share	- adjusted1	6.1p	13%	16.9p	13%
	- reported	6.3p	40%	17.7p	33%
Free cash flow 2		634	£65m	1,613	£9m
Net debt				7,736	£(938)m

Ian Livingston, Chief Executive, commenting on the results, said:

"We have delivered another quarter of growth in profits and cash flow despite the economic headwinds.

"Our investment to support our customers and improve our services has resulted in new contract wins around the world, with orders so far this year up over 50% in Asia Pacific and Latin America. In the UK, our fibre roll-out has accelerated bringing super-fast broadband within reach of over 7m homes and businesses and we remain the number one broadband retailer with over 6m customers. Our fixed-line base has now grown for the last five quarters and our active consumer line loss is at its lowest for five years.

"We expect to achieve our 2013 EBITDA1 target of above £6bn a year early and to deliver free cash flow2 of around £2.4bn this year."

1 Before specific items
2 Before specific items and pension deficit payments
   Unless otherwise stated, the changes in results are year on year against the third quarter and nine months to 31 December 2010.

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2011

Group results

	Third quarter to 31 December			Nine months to 31 December
	2011	2010	Change	2011	2010	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	4,774	5,038	(5)	14,432	15,021	(4)
- reported (see Note below)	4,774	5,038	(5)	14,022	15,021	(7)
- underlying excluding transit2			(3.0)			(1.8)
EBITDA
- adjusted1	1,524	1,484	3	4,455	4,335	3
- reported	1,498	1,379	9	4,296	4,108	5
Operating profit
- adjusted1	790	733	8	2,229	2,118	5
- reported	764	628	22	2,070	1,891	9
Profit before tax
- adjusted1	628	531	18	1,731	1,473	18
- reported	652	441	48	1,721	1,222	41
Earnings per share
- adjusted1	6.1p	5.4p	13	16.9p	14.9p	13
- reported	6.3p	4.5p	40	17.7p	13.3p	33
Capital expenditure	665	680	(2)	1,899	1,811	5
Free cash flow3
- adjusted1	634	569	11	1,613	1,604	1
- reported	586	515	14	1,462	1,465	0
Net debt				7,736	8,674	(11)

Note: Reported revenue for the nine months to 31 December 2011 includes a specific charge of £410m recognised in Q2 2012 relating to a retrospective regulatory ruling in Germany, which had no impact on profits or cash.

Line of business results1

	Revenue			EBITDA			Operating cash flow
Third quarter to	2011	20104	Change	2011	20104	Change	2011	20104	Change
31 December	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,894	1,978	(4)	144	141	2	134	115	17
BT Retail	1,849	1,954	(5)	453	452	0	284	324	(12)
BT Wholesale	979	1,069	(8)	303	330	(8)	145	141	3
Openreach	1,300	1,240	5	591	550	7	304	316	(4)
Other and intra-group items	(1,248)	(1,203)	(4)	33	11	n/m	(233)	(327)	29
Total	4,774	5,038	(5)	1,524	1,484	3	634	569	11

1 Before specific items. Specific items are defined below
2 Underlying revenue excluding transit is defined below
3 Before pension deficit payment of £525m in Q3 2011
4 Restated for the impact of customer account moves. See Note 1 to the condensed consolidated financial statements
n/m = not meaningful

Notes:
1)     Unless otherwise stated, any reference to revenue, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, operating costs, profit before tax and earnings per share (EPS) are measured before specific items. The commentary focuses on the trading results on an adjusted basis being before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported
        EBITDA, reported operating profit, reported profit before tax and reported EPS are the equivalent unadjusted or statutory measures.

2)     Underlying revenue is a measure which seeks to reflect the underlying revenue performance of the group that will contribute to long-term profitable growth. As such it excludes any increases or decreases in revenue as a result of acquisitions or disposals, any foreign exchange movements affecting revenue and any specific items. We are focusing on the trends in underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates which have no impact on the group's profitability. Underlying costs is a measure which seeks to reflect the underlying costs of the group as a result of operational efficiency improvements. As such it excludes any decreases or increases in costs as a result of acquisitions or disposals, any foreign exchange movements affecting costs and any specific items.

3)     Unless otherwise stated, the references 2011 and 2012 are the financial years to 31 March 2011 and 2012, respectively, except in relation to our fibre roll-out plans which are based on calendar years.

Enquiries

Press office:
Ross Cook                                                                                Tel: 020 7356 5369

Investor relations:
Catherine Nash                                                                        Tel: 020 7356 4909

A conference call for analysts and investors will be held at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

The fourth quarter and full year results for 2012 are expected to be announced on 10 May 2012.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year to 31 March 2011, BT Group's revenue was £20,076m with profit before taxation of £1,717m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/7322W_-2012-2-2.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 03 February 2012